UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

15047480

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tuxedo Capital Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Tuxedo Road NW
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks — 678-679-8642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive W, Suite 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/7

DP 3/10/15

OATH OR AFFIRMATION

I, Curtis Weeks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tuxedo Capital Partners, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENDRA TEMPLETON NOTARY PUBLIC FORSYTH COUNTY, GEORGIA MY COMMISSION EXPIRES AUGUST 8, 2016

Curtis A Weeks
Signature

FINOP
Title

Kendra Templeton
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TUXEDO CAPITAL PARTNERS LLC
FINANCIAL STATEMENTS AND SCHEDULE

For the Year Ended
December 31, 2014
With Independent Auditor's Report

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Tuxedo Capital Partners, LLC
3600 Tuxedo, NW
Atlanta , GA 30305

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Tuxedo Capital Partners, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Tuxedo Capital Partners, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tuxedo Capital Partners, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Tuxedo Capital Partners, LLC financial statements. The Net Capital Computation is the responsibility of Tuxedo Capital Partners, LLC's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	21,479
Prepaid expenses		2,441
Total assets	$	23,920

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	698
Total liabilities		698
Members' equity		23,222
Total liabilities and members' equity	$	23,920

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES		
Fee sharing	$	3,316
Total revenue		3,316
EXPENSES		
Professional fees		8,111
Regulatory fees		3,989
Occupancy		3,150
Other operating expenses		1,955
Total expenses		17,205
NET INCOME	$	(13,889)

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2014

Balance, December 31, 2013	$	14,062
Members Contributions	$	23,050
Net Income	$	(13,889)
Total	$	23,223

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(13,889)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in deposits		(1,441)
Increase in prepaid expenses		(1,000)
Decrease in accounts payable and accrued liabilities		698
Net cash provided by operating activities		(1,743)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		23,050
Net cash used by financing activities		23,050
NET INCREASE IN CASH		7,418
CASH AND CASH EQUIVALENTS:		
Beginning of period		14,062
End of period	$	21,480

TUXEDO CAPITAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Tuxedo Capital Partners LLC was organized as a Georgia Limited Liability Company in July 2013. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective March 2014. The Company's business is to act as an investment banker in private placement transactions and mergers and acquisitions.

The Company is wholly-owned by Scott Akers at December 31, 2014.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends.

Date of Management's Review: Subsequent events were evaluated through February 09, 2015, which is the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2014, the Company had net capital of $20,781, which was $15,781 more than its required net capital of $5,000 and the ration of aggregate indebtedness to net capital was .03 to 1.0.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares expenses with the sole owner for limited administrative expenses that are defined, along with the expense allocation methodology to be used, in an expense sharing agreement. Shared expenses recorded on the Company's statement of income, comprised of rent, utilities, and telecommunications, was $3,150 for the year ended December 31, 2014

TUXEDO CAPITAL PARTNERS LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2014

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

TUXEDO CAPITAL PARTNERS LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2014

Net Capital	
Total member's equity qualified for net capital	$ 23,222.00
Deduction for non-allowable assets:	
Accounts receivable - non-allowable	
Prepaid expenses	(1,000)
Deposits	(1,441)
Net capital before haircuts	20,781
Less haircuts	0
Net capital	$ 20,781
Minimum net capital required	$ 5,000.00
Aggregate Indebtedness:	
Liabilities, net of unearned revenue	$ 698
Minimum net capital based on aggregate indebtedness	$ 87
Ratio of aggregate indebtedness to net capital	.03 to 1.0
Excess net capital	$ 15,781

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

TUXEDO CAPITAL PARTNERS LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2014

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Tuxedo Capital Partners, LLC
3600 Tuxedo, NW
Atlanta, GA 30305

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Tuxedo Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tuxedo Capital Partners, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Tuxedo Capital Partners, LLC stated that Tuxedo Capital Partners, LLC . met the identified exemption provisions throughout the most recent fiscal year without exception. Tuxedo Capital Partners, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tuxedo Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

EXEMPTION REPORT

Tuxedo Capital Partners, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
Throughout the fiscal year ended December 31, 2014, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").
The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

C. Scott Akers, Jr.
Name

C. Scott Akers Jr.
Authorized Signature

Principal + CFO
Title

Date 2/17/15